NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following security issued by Safety First Trust Series 2006-2 (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Principal-Protected Trust Certificates Linked to the S&P 500
Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock
Average Due November 22, 2010 (suspended: 11/22/2010) symbol: AZP

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue has matured. Accordingly,trading in the issue was suspended before the opening on such maturity date.